EXHIBIT 99.2

Term Sheet dated March 13, 2013

SCORPIO TANKERS INC.

29,012,000 Shares of Common Stock, Par Value $0.01 Per Share

Issuer:	Scorpio Tankers Inc. (“Scorpio”)

Ticker / Exchange:	STNG / NYSE

Title of Securities:	Common Stock, Par Value $0.01 Per Share

Offering:	29,012,000 shares of common stock

Public Offering Price:	$8.10 per share

Estimated Net Proceeds to Scorpio:	$226.7 million, after deducting placement agents’ fees and estimated expenses

Use of Proceeds:

Scorpio intends to use the net proceeds of this offering for vessel acquisitions, working capital and other general corporate purposes.

Scorpio is engaged in discussions with counterparties on a continuous basis and intends to make opportunistic vessel acquisitions at attractive prices. As a result of the receipt of the net proceeds of this offering, Scorpio may purchase newbuilding vessels or secondhand vessels that meet its specifications, either directly from shipyards or from the current owners. While Scorpio has not entered into a definitive agreement with any counterparties, it expects, as a result of its ongoing discussions, to be able to negotiate attractive purchase terms for suitable vessels expeditiously following this offering. Scorpio expects to borrow under new and existing credit facilities to fund its future vessel acquisitions and may use such borrowings under existing credit facilities, together with the net proceeds of this offering, to fund the purchase of one or more new vessels.

Risk Factors:	An investment in the Common Stock involves a high degree of risk. Please carefully consider the additional risk factor noted below as well as the risks in Scorpio’s Annual Report on Form 20-F for the year ended December 31, 2011 and the other documents Scorpio has included or incorporated by reference in Scorpio’s registration statement (Registration No. 333-186815), including the prospectus therein, pursuant to which the Common Stock being offered in this offering was registered. The occurrence of one or more of those risk factors could adversely impact Scorpio’s results of operations or financial condition.

Additional Risk Factor:

The market values of Scorpio’s vessels may decrease, which could limit the amount of funds that Scorpio can borrow or trigger certain financial covenants under Scorpio’s current or future credit facilities and Scorpio may incur a loss if it sells vessels following a decline in their market value.

The fair market values of Scorpio’s vessels have generally experienced high volatility. The fair market value of Scorpio’s vessels may increase and decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older, they generally decline in value. If the fair market value of Scorpio’s vessels declines, Scorpio or its subsidiaries may not be in compliance with certain provisions of their credit facilities and Scorpio may not be able to refinance its debt, obtain additional financing or make distributions to its shareholders and its subsidiaries may not be able to make distributions to Scorpio. The prepayment of certain credit facilities may be necessary to cause Scorpio to maintain compliance with certain covenants in the event that the value of its vessels fall below certain levels. Additionally, if Scorpio sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values continue to fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in our financial statements, which could adversely affect its financial results and condition.

Lock-Up Agreements:

Scorpio and each of its executive officers and directors have entered into lock-up agreements with the placement agents providing that, without the prior written consent of RS Platou Markets, Inc., Scorpio and such officers and directors will not, among other things, offer, pledge, sell or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 30 days from the date of the final prospectus supplement related to this offering, which period may be extended under certain circumstances.

The lock-up provisions are subject to certain exceptions, including issuances upon the exercise of options or warrants or the conversion of securities outstanding on the date of the final prospectus supplement related to this offering, certain transactions relating to securities acquired in open market transactions after the completion of this offering, transfers of shares of common stock or securities convertible into common stock as bona fide gifts or to limited partners or stockholders of the transferor, the establishment of a Rule 10b5-1 trading plan, or awards under Scorpio’s 2010 equity incentive plan, in each case subject to certain restrictions.

Settlement Date:	March 18, 2013

2013 Credit Facility:

In Ferbuary 2013, Scorpio signed a commitment letter for a $267.0 million senior secured credit facility (the “2013 Credit Facility”) with Nordea Bank Finland plc, acting through its New York branch, ABN AMRO Bank N.V., and Skandinaviska Enskilda Banken AB.

The 2013 Credit Facility is expected to consist of a $114.0 million delayed draw term loan facility and a $153.0 million revolving credit facility. The 2013 Credit Facility is expected to be secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which Scorpio has entered into newbuilding contracts (the “Firm Vessels”) and certain vessels for which Scorpio may exercise construction options (the “Option Vessels” and together with the Firm Vessels, the “Collateral Vessels”). Scorpio’s subsidiaries that own the Collateral Vessels are expected to act as joint and several guarantors under the 2013 Credit Facility.

A single drawdown of the term loan may occur in connection with the delivery of each Firm Vessel in an amount equal to the lesser of 60% of (i) the loan amount allocated for such vessel or (ii) its fair market value. The initial drawdown of each revolving loan may occur in connection with the delivery of an Option Vessel and is similarly capped at the lesser of 60% of the loan amount or fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan are expected to be available until January 31, 2015 and drawdowns under the revolving loan are expected to be available until July 31, 2015 and each will bear interest at LIBOR plus an applicable margin of 3.50%.

Under the terms outlined in the commitment letter, the term loan shall be repaid and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility. In addition to restrictions imposed upon the owners of the Collateral Vessels (such as, limitations on liens and limitations on the incurrence of additional indebtedness), the 2013 Credit Facility is expected to include financial covenants that require Scorpio to maintain:

	•	minimum liquidity of at least the greater of $25 million or 5% of total indebtedness;

	•	a consolidated tangible net worth no less than $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 and 50% of the value of any new equity issues from July 1, 2010 going forward;

	•	a ratio of net debt to total capitalization no greater than 0.60 to 1.00;

	•	a ratio of EBITDA to net interest expense greater than 2.00 to 1.00 through September 30, 2013 and 2.50 to 1.00 thereafter;

	•	the aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.

Scorpio’s ability to close the 2013 Credit Facility and its ability to draw down on the facility are each subject to usual and customary conditions precedent, including the negotiation and execution of final documentation.

As of March 13, 2013, we had a cash balance of $237.3 million. We will need to secure additional debt or equity financing or both in addition to our 2013 Credit Facility to fully fund the remaining balance of our newbuilding obligations.

Sole Manager:	RS Platou Markets, Inc.

Lead Placement Agent:	RS Platou Markets AS

Senior Placement Agent:	DNB Markets, Inc.

Placement Agents:

CIS Capital Markets LLC

Evercore Group L.L.C.

Skandinaviska Enskilda Banken AB

RS Platou Markets AS and Skandinaviska Enskilda Banken AB (publ) are not U.S. registered broker-dealers and to the extent that the offering is made within the United States, their activities will be effected only to the extent permitted by Rule 15a-6 under the Securities Exchange Act. and the rules and regulations of the Financial Industry Regulatory Authority Inc.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC that are incorporated by reference in that prospectus for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer or any placement agent participating in the offering will arrange to send you the prospectus if you request it by calling RS Platou Markets, Inc. at 855-864-2265 or by emailing office@platou.com.

This communication should be read in conjunction with the prospectus included in the registration statement and the information incorporated by reference therein. The information in this communication supersedes the information in the prospectus to the extent it is inconsistent with the information in such prospectus.

4